# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Manchester United plc, CIK 0001549107
CUSIP: G5784H106
Title of class of securities: Class A Ordinary Shares, Par Value $0.0005 Per Share
Address of issuer's principal executive offices: c/o Manchester United plc, Old Trafford, Manchester, United Kingdom (X0), M16 0RA
Date of event which requires filing of this statement: 12/18/2024
Amends the filing with accession number 0001104659-24-025781
Filed by CIK 0001998369
Persons authorized to receive notices and communications: c/o Manchester United plc, Old Trafford, Manchester, United Kingdom (X0), M16 0RA, 44-0-16-1868-8000

## Reporting persons
- INEOS Limited: type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); source of funds: other (OO); sole voting power 0; shared voting power 49,880,646; sole dispositive power 0; shared dispositive power 49,880,646; aggregate amount beneficially owned 49,880,646 (56.23% of the class)
- James A. Ratcliffe: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Trawlers Ltd (CIK 0001998369): type of reporting person: corporation (CO); citizenship or place of organization: Isle Of Man (Y8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, Par Value $0.0005 Per Share
Name of issuer: Manchester United plc
Address of issuer's principal executive offices: c/o Manchester United plc, Old Trafford, Manchester, United Kingdom (X0), M16 0RA
Comment:
Introductory Note

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D ("Original Schedule 13D") filed on February 21, 2024 by James A. Ratcliffe, a natural person, and Trawlers Limited ("Trawlers"), a company limited by shares incorporated under the laws of the Isle of Man and wholly owned by James A. Ratcliffe. This Amendment No. 1 is being jointly filed by James A. Ratcliffe, Trawlers and INEOS Limited, a company limited by shares incorporated under the laws of the Isle of Man ("INEOS" and together with James A. Ratcliffe and Trawlers, the "Reporting Persons") with respect to the Class A ordinary shares, par value $0.0005 per share ("Class A ordinary shares") of Manchester United plc, a Cayman Islands company (the "Issuer"), whose principal executive offices are located at Sir Matt Busby Way, Old Trafford, Manchester, England, M16 0RA. This Amendment No. 1 is being filed by the Reporting Persons pursuant to their joint filing agreement (the "Joint Filing Statement") filed as Exhibit I to this Amendment No. 1.

As reported on the Original Schedule 13D, on December 24, 2023, Trawlers, James A. Ratcliffe, the Issuer and the holders of the Issuer's Class B ordinary shares, par value $0.0005 per share (collectively, the "Class B ordinary shares" and together with the Class A ordinary shares, the "Ordinary Shares") entered into that certain agreement (the "Transaction Agreement"). The Transaction Agreement provided that, among other things, and on the terms and subject to the conditions of the Transaction Agreement, Trawlers will, on or prior to December 31, 2024, or such earlier date following the Closing (as defined in the Transaction Agreement) as Trawlers may notify the Issuer in writing on no less than ten (10) business days' written notice, subscribe for the number of Class A ordinary shares and Class B ordinary shares as set forth in the Transaction Agreement for an aggregate subscription price of $100 million (the "Subsequent Subscription"). The Transaction Agreement provided that Trawlers has the right to assign any and all of its rights or obligations provided by the Transaction Agreement to one of its affiliates.

On December 18, 2024, Trawlers entered into that certain assignment and assumption agreement with INEOS (the "Assignment Agreement"), in which Trawlers assigned all its right and obligations under the Transaction Agreement, including the obligation to make the Subsequent Subscription, to INEOS. A copy of the Assignment Agreement is filed as Exhibit J hereto, and is incorporated herein by reference. Subsequently on December 18, 2024, INEOS pursuant to its right to the Subsequent Subscription, using cash on hand, subscribed for 983,449.531 Class A ordinary shares and 2,046,853.499 Class B ordinary shares (as set forth in the Transaction Agreement) for an aggregate subscription price of $100 million.

Additionally, on December 18, 2024, Trawlers transferred its Ordinary Shares to INEOS for consideration of $1,546,061,321 (the "Transfer") pursuant to the Transfer Agreement, dated December 18, 2024, by and between INEOS and Trawlers (the "Transfer Agreement"). A copy of the Transfer Agreement is filed as Exhibit K hereto, and is incorporated herein by reference. As a result of the Transfer, Trawlers ceased to be the record and beneficial owner of the shares and INEOS, which is owned by Chairman James A. Ratcliffe and co-owners Andy Currie and John Reece (who collectively have voting and investment power over the Ordinary Shares held by INEOS), became the sole record and beneficial owner of the Class A ordinary shares.

This Amendment No. 1 is being filed to reflect the Subsequent Subscription and the Transfer. Following these transactions, INEOS will beneficially own 49,880,646.03 Class A ordinary shares.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This statement is being filed pursuant to Rule 13d-1 under the Act by the Reporting Persons. James A. Ratcliffe is a citizen of the United Kingdom and is the CEO and Chairman of INEOS and a Director of INEOS. The business address of James A. Ratcliffe at INEOS is set forth on Schedule I to the Offer to Purchase, dated January 17, 2024 (as amended or supplemented, the "Offer to Purchase") and filed by James A. Ratcliffe and Trawlers on the Tender Offer Statement to Schedule TO with the SEC on January 17, 2024 (together with the exhibits thereto, as amended or supplemented, the "Schedule TO") and is incorporated by reference as Exhibit C herein. The address of the principal business and principal office of INEOS is Hawkslease, Chapel Lane, Lyndhurst, Hampshire, SO43 7FG, United Kingdom. INEOS, together with its subsidiaries and affiliates, is a global manufacturer of petrochemicals, specialty chemicals and other products derived from crude oil and natural gas and a developer of ancillary technologies. INEOS also operates an energy, oil and gas exploration, production and transportation business, has consumer operations in the automotive, fashion and hygiene sectors and manages a portfolio of interests in professional sports teams. The address of the principal business and the principal office of Trawlers is Fort Anne, Douglas, IM1 5PD, Isle of Man. Trawlers was organized in connection with acquiring and holding the Ordinary Shares.

The name, citizenship, business address, present occupation or employment, and the name and address of any corporation or organization in which such employment is conducted of each of the directors and executive officers of INEOS (excluding James A. Ratcliffe) and each of the directors and executive officers of Trawlers (such directors and executive officers, collectively, the "Listed Persons"), are set forth on Exhibit L hereto and incorporated by reference herein.
Residence or business address: See Item 2(a).
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: See Item 2(d).
Citizenship: See Row 6 of the cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby supplementally amended as follows:

The information contained in the Introductory Note is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplementally amended as follows:

The Transfer was consummated to change the structure through which the Ordinary Shares are held and to consolidate the Issuer's shares with INEOS' other sports investments.

INEOS holds the Ordinary Shares for the same purposes, and with the same plans or proposals, that are set forth for James A. Ratcliffe and Trawlers in Item 4 of the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

The information contained in Annex A attached herewith is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in Annex A attached herewith is incorporated herein by reference.
Transactions in the class effected during the past sixty days: None of the Reporting Persons, or to the Reporting Persons' knowledge, none of the Listed Persons, has effected any transactions in Class A ordinary shares in the past 60 days, other than the those described in the Introductory Note.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the Transfer, Trawlers ceased to be the record owner of the shares and INEOS, which is owned by Chairman James A. Ratcliffe and co-owners Andy Currie and John Reece, became the sole record and beneficial owner of the Class A ordinary shares. Due to the ownership arrangements of INEOS, for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, only INEOS and not James. A Ratcliffe is a beneficial owner of the Class A ordinary shares. As such, the filing of this Amendment No. 1 constitutes an exit filing for Trawlers and James A. Ratcliffe, notwithstanding James A. Ratcliffe's ownership position in INEOS.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby supplementally amended as follows:

The information contained in the Introductory Note is incorporated herein by reference, including (i) the description of the Assignment Agreement, entered into on December 18, 2024, by and between INEOS and Trawlers and (ii) the description of the Transfer Agreement, entered into on December 18, 2024, by and between INEOS and Trawlers. The description of the Assignment Agreement is qualified in its entirety by the full text of the Assignment Agreement, attached hereto as Exhibit J, and is incorporated herein by reference. Additionally, the description of the Transfer Agreement is qualified in its entirety by the full text of the Transfer Agreement, attached hereto as Exhibit K, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby supplementally amended by adding the following exhibits as follows:

Annex A* Number of Shares

Exhibit I* Joint Filing Agreement, dated December 18, 2024, by and among the Reporting Persons.

Exhibit J* Assignment Agreement, dated as of December 18, 2024, by and between INEOS and Trawlers.

Exhibit K* Transfer Agreement, dated as of December 18, 2024, by and between INEOS and Trawlers.

Exhibit L* Directors and Executive Officers of Trawlers and INEOS.

* Filed herewith.

## Signatures
- INEOS Limited: /s/ Simon Morland, Officer (12/18/2024)
- James A. Ratcliffe: /s/ Jonathan Ginns, Jonathan Ginns (12/18/2024)
- Trawlers Ltd: /s/ Tim Shepherd, Officer (12/18/2024)
Comment: The Power of Attorney, executed by James A. Ratcliffe authorizing the signatory to sign and file this Schedule 13D on James A. Ratcliffe's behalf, filed as Exhibit B to the Original Schedule 13D.